# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Telefonica, S.A., CIK 0000814052
CUSIP: 879382109
Title of class of securities: Ordinary Shares, nominal value 1.00 euro per share
Address of issuer's principal executive offices: Gran Via 28, Madrid, Spain (U3), 28013
Date of event which requires filing of this statement: 01/17/2025
Filed by CIK 0002052174
Persons authorized to receive notices and communications: Abulrahman Aloraini, King Abdulaziz Telecom Complex, Al Mursalat, Riyadh, Saudi Arabia (T0), 11652, 966(0)114527000; Jeffrey Cohen, 1290 Avenue of the Americas, New York, New York (NY), 10104, 212-903-9014

## Reporting persons
- Green Bridge Investment Company SCS (CIK 0002052174): type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: working capital (WC); sole voting power 565,280,526; shared voting power 0; sole dispositive power 565,280,526; shared dispositive power 0; aggregate amount beneficially owned 565,280,526 (9.97% of the class)
- Saudi Telecom Company: type of reporting person: corporation (CO); citizenship or place of organization: Saudi Arabia (T0); source of funds: working capital (WC); sole voting power 565,280,526; shared voting power 0; sole dispositive power 565,280,526; shared dispositive power 0; aggregate amount beneficially owned 565,280,526 (9.97% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value 1.00 euro per share
Name of issuer: Telefonica, S.A.
Address of issuer's principal executive offices: Gran Via 28, Madrid, Spain (U3), 28013
Comment: This Schedule 13D ("Schedule 13D") relates to the Ordinary Shares of Telefonica, S.A. (the "Ordinary Shares"), a corporation organized under the law of the Kingdom of Spain (the "Issuer"), whose principal executive offices are located at Gran Via 28, 28013, Madrid, Spain.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of (i) Saudi Telecom Company (listed on the Saudi Stock Exchange (7010) stc) ("STC") and (ii) Green Bridge Investment Company SCS ("Luxco") (each a "Reporting Person" and collectively, the "Reporting Persons").
Residence or business address: The business address for STC is Building 12, King Abdulaziz Complex, Imam Mohammed Bin Saud St. Al Mursalat Area, PO Box 87912, Riyadh, PC 11652 Saudi Arabia. The business address for Luxco is 12E, rue Guillaume Kroll, L-1882 Luxembourg, Grand Duchy of Luxembourg.
Present principal occupation or employment: The holder of record of 565,280,526 Ordinary Shares reported herein is Luxco, which is wholly owned by STC. In its capacity as the parent company and ultimate controlling party of Luxco, STC beneficially owns, and has both dispositive and voting power over, all of the securities reported herein held directly by Luxco. The principal business of STC is the provision of telecom services. The principal business of Luxco is investing in securities.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the respective cover page of each Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Luxco previously acquired 281,772,449 Ordinary Shares.

On September 5, 2023, Luxco and Morgan Stanley & Co. International PLC ("MSIP") entered into a contingent share sale and purchase transaction (as amended from time to time, the "Contingent Share Purchase Agreement"). The Contingent Share Purchase Agreement provides for the purchase of 283,508,077 Ordinary Shares by Luxco from MSIP. The purchase is conditional on, among other things, the receipt of all relevant foreign direct investment approvals, and if applicable, merger control approvals. The purchase price per share is based on the official closing price of the shares on the relevant Spanish exchange at the time of entry into the Contingent Share Purchase Agreement. Luxco will fund the purchase of such Ordinary Shares using funds on hand.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein for investment purposes. The Reporting Persons intend to evaluate this investment in the Issuer on an ongoing basis and may take such actions with respect to their investment in the Issuer as they deem appropriate.

The Reporting Persons may acquire additional Ordinary Shares and/or other securities of the Issuer in the open market, in privately negotiated purchases or otherwise and may also, depending on the current circumstances, dispose of all or a portion of the Ordinary Shares or other securities of the Issuer beneficially owned by them in one or more transactions.

Following the acquisition of the Ordinary Shares pursuant to the Contingent Share Purchase Agreement, Luxco plans to engage in discussions with the Issuer to seek a board seat.

Although there is no present intention to do so, the Reporting Persons may from time to time engage in discussions with the Issuer's board of directors and/or members of the Issuer's management team concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time. Any such action may be made by a Reporting Person alone or in conjunction with the other Reporting Persons, other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons may be deemed to beneficially own 565,280,526 Ordinary Shares, representing 9.97% of the total of the Issuer's issued and outstanding Ordinary Shares. The foregoing beneficial ownership percentage is based on a total of 5,670,161,554 Ordinary Shares outstanding as disclosed on the Issuer's corporate website on the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons have sole voting power and dispositive power with regard to the 565,280,526 Ordinary Shares reported in this Schedule 13D.
Transactions in the class effected during the past sixty days: To the knowledge of the Reporting Persons, there have been no transactions in the securities of the Issuer effected by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from or proceeds from the sale of, the Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On September 5, 2023, Luxco entered into an equity collar transaction with Morgan Stanley Bank, N.A. which comprises a series of pairs of a purchased put option and sold call option with respect to 9.97% of the share capital of the Issuer (the "Equity Collar Transaction"). The strike price with respect to each call option and put option comprising a pair is the product of the relevant put strike percentage and call strike percentage of the initial price of EUR3.755 per share. The default settlement method for each pair of a put option and call option is cash settlement although Luxco can elect to make physical delivery of the Ordinary Shares.

As part of the foreign direct investment approval process in Spain, STC has agreed with the Spanish government certain mitigating measures to protect Spain's national security and interests.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement between Saudi Telecom Company (stc) and Green Bridge Investment Company SCS.

99.2* Confirmation of the Equity Collar Transaction dated September 5, 2023 between Green Bridge Investment Company SCS and Morgan Stanley Bank, N.A.

99.3* Amendment Agreement dated as of April 5, 2024 between Morgan Stanley Bank, N.A., Morgan Stanley & Co International PLC and Green Bridge Investment Company SCS with respect to the Equity Collar Transaction.

* Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Redacted information has been filed separaely with the Securities and Exchange Commission.

## Signatures
- Green Bridge Investment Company SCS: /s/ Abdulrahman Alothman, Abdulrahman Alothman/Director (01/23/2025)
- Saudi Telecom Company: /s/ Olayan Alwetaid, Olayan Alwetaid/GCEO (01/23/2025)